Ballard Power Systems Inc.

News Release

Ballard Files Base Shelf Prospectus

For Immediate Release – April 30, 2014

VANCOUVER, CANADA – Ballard Power Systems (NASDAQ: BLDP) (TSX: BLD) has announced filing of a preliminary short form base shelf prospectus (Prospectus), which provides the flexibility to make offerings of securities during the effective period of the Prospectus, until June 2016. The final short form base shelf prospectus is expected to be filed prior to expiry of the existing shelf prospectus, which was filed in April 2012.

The Prospectus has been filed in each of the provinces and territories of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 (Registration Statement) was also filed with the United States Securities and Exchange Commission (SEC). These filings, when made final and effective, will enable offerings of securities up to an aggregate initial offering price of US$100 million at any time during the 25-month period that the Prospectus remains effective.

The Registration Statement has been filed with the SEC, but is not yet effective. Securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. After the Registration Statement becomes effective, a copy of the Registration Statement and a copy of the Prospectus contained therein can be obtained by contacting Ballard at 9000 Glenlyon Parkway, Burnaby, British Columbia, V5J 5J8, Attention: Kerry Hillier, Corporate Secretary. Copies of the Prospectus and the Registration Statement are also available at www.sedar.com and www.sec.gov, respectively.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

If any securities are offered under the Registration Statement, the terms of any such securities and the intended use of the net proceeds resulting from such offering would be established at the time of any offering and would be described in a Prospectus supplement filed with the SEC at the time of such an offering and would be made available by Ballard at the above address.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Some of the statements contained in this release are forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, such as statements that describe the anticipated offering of securities under the Company’s Prospectus and Registration Statement, the future effectiveness of the Company’s Registration Statement, the anticipated use of proceeds from any offering made under the Company’s Prospectus and Registration Statement, and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual events, results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual events to differ materially from those described in such forwarding-looking statements include risks related to the Company’s Registration Statement not becoming effective, risks related to the Company’s condition requiring anticipated use of proceeds to change, timing of, and ability to obtain, required regulatory approvals, and general economic and regulatory changes.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual events and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.

Further Information
Guy McAree, +1.604.412.7919, investors@ballard.com or media@ballard.com